                                                                     Exhibit 11

Fully Diluted Earnings Per Common Share and Fully Diluted Average Common Shares Outstanding


     For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per common share in periods in which the effect would be antidilutive.

     Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):

                                                Three Months Ended    Nine Months Ended
                                                   September 30          September 30
                                               -------------------   ------------------
                                                  1995      1994       1995       1994
                                               -------------------   ------------------
Average common shares outstanding.............  270,306    275,868    272,790   274,292

Dilutive effect of
        Convertible preferred stock...........    2,310      2,409      2,310     2,409
        Stock options.........................    2,378      1,622      2,405     1,583
                                               --------   --------   --------  --------

Total fully dilutive shares...................  274,994    279,899    277,505   278,284
                                               ========   ========   ========  ========

Net income available to common shareholders... $    528   $    428   $  1,434  $  1,277
Preferred dividends paid on dilutive
        convertible preferred stock...........        2          3          6         7
                                               --------   --------   --------  --------
Net income available to common shareholders
        adjusted for full dilution............ $    530   $    431   $  1,440  $  1,284
                                               ========   ========   ========  ========

Fully diluted earnings per common share....... $   1.93   $   1.54   $   5.19  $   4.62
                                               ========   ========   ========  ========

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